Room 4561

June 4, 2007

Mr. Peter F. Sinisgalli
Chief Executive Officer,
 President and Director
Manhattan Associates Inc.
2300 Windy Ridge Parkway, Suite 700
Atlanta, GA 30339

   Re: **Manhattan Associates Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed February 13, 2007
       Form 8-K Filed February 7, 2007
       File No. 000-23999

Dear Mr. Sinisgalli:

We have completed our review of your Form 10-K for the year ended December 31, 2006 and have no further comments at this time.

        Very truly yours,

        Mark Kronforst
        Accounting Branch Chief